In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

For Immediate Release

ASUR 2Q13 PASSENGER TRAFFIC UP 9.98% YOY

México D.F., July 22, 2013 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three and six-month periods ended June 30, 2013.

2Q13 Highlights1:

•	EBITDA2 increased by 8.75% to Ps.804.75 million

•	Total passenger traffic was up 9.98%

•	Total revenues increased by 0.62%, as increases of 7.63% in aeronautical revenues and 9.10% in non-aeronautical revenues were more than offset by the 49.07% decline in construction services revenues

•	Commercial revenues per passenger declined by 1.29% to Ps.74.08

•	Operating profit increased by 9.52%

•	EBITDA margin increased to 62.70% from 58.02% in 2Q12
___

1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and six-month periods ended June 30, 2013, and the equivalent three- and six-month periods ended June 30, 2012.  Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.13.0279.

2.
EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 2Q13, PAGE 1 OF 24

Passenger Traffic

For the second quarter of 2013, total passenger traffic increased year-over-year by 9.98%. Domestic passenger traffic rose by 6.41% while international passenger traffic increased by 12.94%.

The 6.41% growth in domestic passenger traffic was driven by increases at Cancún, Veracruz, Merida, Villahermosa, Minatitlán, Oaxaca and Villahermosa. The 12.94% growth in international passenger traffic resulted mainly from an increase of 13.73% in international traffic at the Cancún airport.

Passenger traffic for the first six months of 2013 increased 9.22%, reflecting increases of 8.19% in domestic passenger traffic and 9.92% in international passenger traffic.

Table I: Domestic Passengers (in thousands)
Airport	2Q12	2Q13	% Change	6M 2012	6M 2013	% Change
Cancún	1,169.0	1,239.8	6.06	2,031.9	2,251.1	10.79
Cozumel	21.5	19.7	(8.37)	41.8	40.4	(3.35)
Huatulco	99.9	97.5	(2.40)	193.5	188.7	(2.48)
Mérida	274.5	286.0	4.19	553.9	556.8	0.52
Minatitlán	31.1	36.1	16.08	61.4	68.1	10.91
Oaxaca	101.6	108.2	6.50	196.4	210.2	7.03
Tapachula	36.4	34.4	(5.49)	74.0	69.7	(5.81)
Veracruz	191.1	226.8	18.74	367.0	436.6	18.96
Villahermosa	221.0	235.0	6.33	428.8	450.9	5.15
TOTAL	2,146.0	2,283.5	6.41	3,948.9	4,272.5	8.19
Note:   Passenger figures exclude transit and general aviation passengers.

II: International Passengers (in thousands)
Airport	2Q12	2Q13	% Change	6M 2012	6M 2013	% Change
Cancún	2,399.1	2,728.6	13.73	5,439.2	6,003.8	10.38
Cozumel	100.3	97.6	(2.69)	236.4	228.2	(3.47)
Huatulco	10.6	15.0	41.51	48.8	70.0	43.44
Mérida	22.6	26.3	16.37	50.1	57.9	15.57
Minatitlán	1.5	1.9	26.67	2.9	3.5	20.69
Oaxaca	11.5	12.6	9.57	26.5	27.6	4.15
Tapachula	1.9	1.9	-	4.1	3.8	(7.32)
Veracruz	24.8	22.9	(7.66)	49.0	45.6	(6.94)
Villahermosa	13.7	13.9	1.46	26.6	26.7	0.38
TOTAL	2,586.0	2,920.7	12.94	5,883.7	6,467.1	9.92
Note:   Passenger figures exclude transit and general aviation passengers.

ASUR 2Q13, PAGE 2 OF 24

Table III: Total Passengers (in thousands)
Airport	2Q12	2Q13	% Change	6M 2012	6M 2013	% Change
Cancún	3,568.1	3,968.4	11.22	7,471.1	8,254.9	10.49
Cozumel	121.8	117.3	(3.69)	278.2	268.6	(3.45)
Huatulco	110.5	112.5	1.81	242.4	258.7	6.72
Mérida	297.1	312.3	5.12	604.0	614.7	1.77
Minatitlán	32.6	38.0	16.56	64.4	71.6	11.18
Oaxaca	113.2	120.8	6.71	222.9	237.8	6.68
Tapachula	38.3	36.3	(5.22)	78.1	73.5	(5.89)
Veracruz	215.8	249.7	15.71	416.1	482.2	15.89
Villahermosa	234.7	248.9	6.05	455.4	477.6	4.87
TOTAL	4,732.0	5,204.2	9.98	9,832.6	10,739.6	9.22
Note:                      Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q13

In July 2012, the Puerto Rico Ports Authority granted Aerostar, ASUR’s joint venture with Highstar Capital IV and its affiliated funds, a 40-year concession to operate the Luis Muñoz Marín International Airport of Puerto Rico (“SJU”) under the United States FAA’s Airport Privatization Pilot Program. On February 27, 2013, the transaction was consummated and Aerostar began operating the SJU Airport. During 1Q13, our Cancun airport subsidiary made a US$118 million capital contribution to Aerostar corresponding to its 50% equity contribution. As a result, in 1Q13 ASUR began accounting for its ownership stake in Aerostar through the equity method, in accordance with IFRS.

Total revenues for 2Q13 increased year-over-year by 0.62% to Ps.1,283.42 million. This was mainly due to increases of:

•	7.63% in revenues from aeronautical services, principally as a result of the 9.98% rise in passenger traffic; and

•	9.10% in revenues from non-aeronautical services, reflecting the 8.37% increase in commercial revenues detailed below.

These increases more than offset the 49.07% decline in revenues from construction services as a result of lower capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 8.37% year-over-year during the quarter, principally due to the 9.98% increase in passenger traffic.

ASUR 2Q13, PAGE 3 OF 24

There were increases in revenues in the following activities:

•	17.06% in ground transportation;

•	14.48% in teleservices.

•	13.42% in food and beverage;

•	10.28% in advertising;

•	10.10% in other revenue;

•	9.10% in banking and currency exchange services;

•	8.19% in duty-free stores;

•	6.46% in retail operations;

•	4.84% in parking lot fees; and

•	3.62% in car rental revenues.

Retail and Other Commercial Space
Opened since March 31, 2012
Business Name	Type	Opening Date
Cancun
Farmacias (4)	Retail	June 2013
Tequileria	Duty Free	May 2013
Mérida
Sunglass Island	Retail	July 2012
Villahermosa
Promotora del Sol Caribe	Tourism booth	January 2013
Tienda de Artesanias	Retail	August 2012
Sunglass Island	Retail	July 2012
Operadora de Tiendas ExcExExclusexclusivas	Retail	June 2012
Snack Bar Aqua	Food & beverage	June 2012
Veracruz
Promotora del Sol Caribe	Tourism booth	January 2013
Rent a Matic Itza	Car rentals	August 2012
Cozumel
Island Cabo	Retail	February 2013
Oaxaca
Promotora del Sol Caribe	Tourism booth	March 2013

  Table IV: Commercial Revenues per Passenger for 2Q13
	2Q12	2Q13	% Change
Total Passengers (‘000)	4,778	5,245	9.78
Total Commercial Revenues	358,566	388,574	8.37
Commercial revenues from direct operations (1)	80,761	87,974	8.93
Commercial revenues excluding direct operations	277,805	300,600	8.21

ASUR 2Q13, PAGE 4 OF 24

	2Q12	2Q13	% Change
Total Commercial Revenue per Passenger	75.05	74.08	(1.29)
Commercial revenue from direct operations per passenger (1)	16.90	16.77	(0.77)
Commercial revenue per passenger (excluding direct operations)	58.15	57.31	(1.44)
Note: For purposes of this table, approximately 45,900 and 41,300 transit and general aviation passengers are included for 2Q12 and 2Q13, respectively.
(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Construction revenues and expenses. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 2Q13, ASUR recognized Ps.85.65 million in revenues from “Construction Services”, a 49.07% year-on-year decline, because of lower levels of capital improvements to its concessioned assets. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of IFRIC 12, the decrease in Construction Revenues in 2Q13 did not result in a proportionate decrease in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

Total operating costs and expenses for 2Q13 declined 8.36% year-over-year. This was primarily due to the 49.07% decline in construction costs, reflecting lower committed improvements made to concessioned assets during the period, which more than offset the following increases:

•
7.80% in costs of services, principally reflecting higher maintenance, security and energy costs. Increased costs of sales from the opening of four drugstores at Cancun airport which are directly operated by ASUR also contributed to the rise in cost of services. These increases were partially offset by the reimbursement to ASUR of fees previously paid to third parties in connection with ASUR’s participation in the SJU privatization project, including travel expenses;

•	0.83% in administrative expenses, principally due to travel expenses in connection with diverse international bidding projects;

•	8.64% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

ASUR 2Q13, PAGE 5 OF 24

•	7.68% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

•	3.77% in depreciation and amortization, resulting mainly from capitalized investments.

Excluding the expenses incurred in connection with the SJU privatization project, cost of services would have increased 7.17%.

  Table V: Operating Costs and Expenses for 2Q13
	2Q12	2Q13	% Change
Cost of Services	231,068	249,097	7.80
Construction Costs	168,189	85,653	(49.07)
Administrative	46,117	46,502	0.83
Technical Assistance	38,947	42,313	8.64
Concession Fees	51,169	55,099	7.68
Depreciation and Amortization	99,606	103,360	3.77
TOTAL	635,096	582,024	(8.36)

Operating margin for the quarter increased to 62.70% from 58.02% in 2Q12 reflecting the 0.62% increase in revenues and 8.36% decline in expenses during the period.

Comprehensive Financing Gain (Loss) for 2Q13 was a Ps.65.07 million loss, compared to a Ps.33.12 million gain in 2Q12, principally driven by a foreign exchange loss in 2Q13 resulting from US dollar-denominated debt.

During 2Q13, ASUR reported a foreign exchange loss of Ps.75.64 million which principally resulted from the 5.39% depreciation of the Mexican peso against the U.S. dollar during the period which resulted in a loss because of ASUR’s  foreign currency net liability position.  ASUR’s foreign currency net liability position increased in 2Q13 as compared to 2Q12 because of its incurrence of $215.0 million in US dollar-denominated debt in a loan from BBVA Bancomer and Merrill Lynch (US$107.5 million incurred with each bank).

Interest income increased by Ps.5.29 million year-on-year reflecting higher income from short-term investments resulting from the increase in cash balance during the period. Interest expense increased by Ps.13.31 million reflecting the higher loan balance.

ASUR 2Q13, PAGE 6 OF 24

Table VI: Comprehensive Financing Result (Cost)
	2Q12	2Q13	Change	% Change
Interest income	27,704	32,993	5,289	19.09
Interest expenses	(9,107)	(22,422)	(13,315)	146.21
Loss (gains) on valuation of Derivative	195	0	(195)	(100)
Foreign exchange gain (loss), net	14,332	(75,642)	(89,974)	627.78
Total	33,124	(65,071)	(98,195)	296.45%

Income (loss) from Equity Investment in Joint Venture. During 2Q13 our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net gain of Ps.26.80 million. In addition, ASUR recorded a Ps.77.07 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements (which are denominated in U.S. dollars), in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

From February 28, 2013 to June 30, 2013 our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net loss of Ps.95.25 million, principally due to Ps.113.8 million in one-off costs resulting from all expenses incurred during the more than two years in which ASUR was involved in the bidding process for the privatization of SJU airport, including market research, preparation of all bidding documentation, obtaining the Part 139 Certificate from the FAA, advisory, legal, consulting, and debt financing fees, as well as all other costs incurred until the first day of operations under Aerostar’s management; together with an operational gain of Ps.35.05 million generated between February 28, 2013 until June 30, 2013.  In addition, ASUR recorded a Ps.30.06 million gain in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements, in connection with the valuation of the capital stock derived from the depreciation of the peso against the U.S. dollar.

During 2Q13 total passenger traffic at SJU airport was 2,123.6 thousand. From February 28, 2013 to June 30, 2013, total passenger traffic at SJU airport was 2,906.5 thousand.

Income Taxes. Following the changes in Mexican tax law that took effect on January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica” or “IETU”) and eliminated the asset tax, the Company evaluates and reviews  its deferred assets and liabilities position as applied by Mexican Tax laws.

Income taxes for 2Q13 declined by Ps.201.69 million, or 95.90% year-over-year, principally due to the following factors:

ASUR 2Q13, PAGE 7 OF 24

•	A Ps.3.4 million decline in IETU resulting from a lower taxable base;

•	A Ps.51.60 million decrease in the provision for income taxes, reflecting the benefit from the Mexican tax amnestyprogram;

•
A Ps.152.51 million decline in deferred income taxes resulting from the recognition of a reduction in the amortization rate applicable to the concession to 15% which was retroactively applied to periods beginning in 2006;

•	A Ps.5.83 million increase in deferred IETU because of the expiration of tax credits; and

•	A Ps.0.26 million decline in the asset tax for amounts that cannot be credited against other taxes.

Net income for 2Q13 increased by 41.29% to Ps.654.50 million from Ps.463.23 million in 2Q13. Earnings per common share for the quarter were Ps. 2.1817, or earnings per ADS (EPADS) of US$1.6746 (one ADS represents ten series B common shares). This compares with earnings per share of Ps. 1.5441, or EPADS of US$1.1852, for the same period last year.

Table VII: Summary of Consolidated Results for 2Q13
	2Q12	2Q13	% Change
Total Revenues	1,275,511	1,283,417	0.62
Aeronautical Services	701,374	754,894	7.63
Non-Aeronautical Services	405,948	442,870	9.10
Commercial Revenues	358,566	388,574	8.37
Construction Services	168,189	85,653	(49.07)
Operating Profit	640,415	701,393	9.52
Operating Margin %	50.21%	54.65%	8.84%
EBITDA	740,021	804,753	8.75
EBITDA Margin %	58.02%	62.70%	8.08%
Net Income	463,230	654,505	41.29
Earnings per Share	1.5441	2.1817	41.29
Earnings per ADS in US$	1.1852	1.6746	41.29
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.0279.

Consolidated Results for the Six-Month Period ended June 30, 2013

Total revenues for 6M13 increased year-over-year by 3.76% to Ps.2,657.9 million, mainly due to the following increases:

•	7.42% in revenues from aeronautical services as a result of the 9.22% increase in passenger traffic during the period;

•	8.40% in revenues from non-aeronautical services, principally as a result of the 8.01% increase in commercial revenues detailed below.

ASUR 2Q13, PAGE 8 OF 24

These increases were partially offset by a 31.94% decline in construction services in connection with lower capital investments during the period.

Commercial revenues for 6M12 rose by 8.01% year-over-year, principally as a result of revenue increases in the following areas:

•	25.59% in teleservices;

•	15.06% in ground transportation services;

•	12.05% in food and beverage;

•	10.87% in other income;

•	9.04% in advertising;

•	8.29% in duty-free stores;

•	7.86% in banking and currency exchange services;

•	6.40% in parking lot fees;

•	5.51% in retail operations; and

•	4.92% in car rentals.

Table VIII: Commercial Revenues per Passenger for 6M13
(in thousands)
	6M12	6M13	% Change
Total Passengers *(‘000)	9,935	10,828	8.98
Total Commercial Revenues	743,519	803,070	8.01
Commercial revenues from direct operations (1)	167,795	179,437	6.94
Commercial revenues excluding direct operations	575,724	623,633	8.32

	6M12	6M13	% Change
Total Commercial Revenue per Passenger	74.84	74.17	(0.90)
Commercial revenue from direct operations per passenger (1)	16.89	16.57	(1.89)
Commercial revenue per passenger (excluding direct operations)	57.95	57.60	(0.60)
* For purposes of this table, approximately 102,800 and 88,700 transit and general aviation passengers are included for 6M12 and 6M13, respectively.

(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

ASUR 2Q13, PAGE 9 OF 24

Total operating costs and expenses for 6M12 declined 4.13% year-on-year. This was primarily due to the 31.94% decline in construction costs, reflecting lower committed improvements made to concessioned assets during the period, which more than offset the following increases:

•
1.84% in cost of services, principally reflecting higher maintenance and security costs, as well as costs incurred in the preparation of the master development plan. These increases were partially offset by the reimbursement to ASUR of fees previously paid to third parties in connection with ASUR’s participation in the SJU privatization project, including travel expenses;

•	0.39% in administrative expenses, principally due to travel expenses in connection with diverse international bidding projects;

•	9.77% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•	8.19% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee); and

•	4.00% in depreciation and amortization resulting mainly from capitalized investments.

Excluding expenses previously paid in connection with the SJU privatization project, cost of services would have increased 4.25%.

Table IX: Operating Costs and Expenses for 6M13 (in thousands)
	6M12	6M13	% Change
Cost of Services	457,624	466,046	1.84
Construction Costs	258,710	176,080	(31.94)
Administrative	88,614	88,963	0.39
Technical Assistance	82,565	90,635	9.77
Concession Fees	105,494	114,131	8.19
Depreciation and Amortization	198,571	206,505	4.00
TOTAL	1,191,578	1,142,360	(4.13)

Operating margin increased to 57.02% in 6M13, from 53.48% in 6M12.  This was mainly the result of the 3.76% growth in revenues and the 4.13% decline in operating expenses for the period.

Comprehensive Financing Gain (Loss) for 6M13 was a Ps.18.88 million loss, compared to a Ps.18.00 million gain in 6M12, principally driven by Ps.44.24 million foreign exchange loss in 6M13 resulting from the impact of the 0.48% depreciation of the Mexican peso against the U.S. dollar during the period on ASUR’s foreign currency net liability position.

Interest income increased by Ps.22.87 million year-on-year reflecting higher income from short-term investments resulting from the increase in cash balance during the period. Interest expense increased by Ps.18.79 million reflecting the higher loan balance.

ASUR 2Q13, PAGE 10 OF 24

Table X: Comprehensive Financing Result (Cost)
	6M12	6M13	Change	% Change
Interest income	41,424	64,292	22,868	55.20
Interest expenses	(20,144)	(38,931)	(18,787)	93.26
Loss (gains) on valuation of Derivative	601	0	(601)	(100)
Foreign exchange gain (loss), net	3,885	(44,241)	(40,356)	(1,038.76)
Total	17,996	(18,880)	(38,876)	204.91

Net income for 6M13 increased by 13.97% to Ps.1,141,11 million. Earnings per common share for the year were Ps.3.8037, or earnings per ADS (EPADS) of US$2.9197 (one ADS represents ten series B common shares).  This compares with Ps.3.3373, or EPADS of US$2.5617, for 6M12.

Table XI: Summary of Consolidated Results for 6M13
(in thousands)
	6M12	6M13	% Change
Total Revenues	2,561,489	2,657,925	3.76
Aeronautical Services	1,460,960	1,569,317	7.42
Non-Aeronautical Services	841,819	912,528	8.40
Commercial Revenues	743,519	803,070	8.01
Construction Services	258,710	176,080	(31.94)
Operating Profit	1,369,911	1,515,565	10.63
Operating Margin %	53.48%	57.02%	6.61%
EBITDA	1,568,482	1,722,070	9.79
EBITDA Margin %	61.23%	64.79%	5.81%
Net Income	1,001,201	1,141,112	13.97
Earnings per Share	3.3373	3.8037	13.97
Earnings per ADS in US$	2.5617	2.9197	13.97
Note:    U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 13.0279

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 6M13 were Ps.1,751.23 million, resulting in an annual average tariff per workload unit of Ps.158.77. ASUR’s regulated revenues accounted for approximately 65.89% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

ASUR 2Q13, PAGE 11 OF 24

Balance Sheet

On June 30, 2013, Airport Concessions represented 70.95% of the Company’s total assets, with current assets representing 15.05% and other assets representing 14.00%.

Cash and cash equivalents on June 30, 2013, were Ps.1,941.85 million, a 14.28% decline from the Ps.2,265.43 million in cash and cash equivalents recorded on December 31, 2012.

Shareholders’ equity at the close of 6M13 was Ps.16,442.17 million and total liabilities were Ps.5,526.86 million, representing 74.84% and 25.16% of total assets, respectively. Deferred liabilities represented 32.61% of the Company’s total liabilities.

Total bank debt at June 30, 2013 was Ps.2,929.9 million, including Ps.8.6 million in accrued interest and commissions. During August and September of 2010, Cancun Airport entered into two three-year credit agreements of Ps.350 million and Ps.570 million with two banks. The terms of the agreements include a floating interest rate equal to the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 1.5% and quarterly principal payments. In addition, in September of 2011, Veracruz Airport entered into a three-year credit agreement of Ps.50 million. The terms include a floating interest rate equal to TIIE plus 0.75% and quarterly principal payments.

During 2Q13, ASUR made aggregate principal payments of Ps.98.1 million in connection with the Ps.350 million, Ps.570 million and Ps.50 million three-year credit agreements.

In the fourth quarter of 2011, Cancún Airport obtained authorization for two new bank loans from Banamex and BBVA Bancomer of US$300 million and Ps.1,500 million, respectively.

On February 15, 2013, our Cancún airport subsidiary executed an agreement for bank loans of US$107.5 million from each of BBVA Bancomer and Merrill Lynch, for a total of U.S.$215.0 million. The loans have a five-year term, amortize in four semi-annual payments of 2.5% of the aggregate amount of the loans beginning on February 15, 2016 and a final payment of the aggregate principal amount of the loans outstanding on the maturity date, February 15, 2018. The loans are denominated in U.S. dollars and charge interest at a rate equal to three-month LIBOR plus 1.99%. Proceeds from the loans were used to finance ASUR’s capital contribution and subordinated shareholder loan to Aerostar. These loans are guaranteed by Grupo Aerportuario del Sureste, S.A.B. de C.V.  In connection with these loans, BBVA Bancomer’s authorization for bank loans as described above was drawn down by US$107.5 million during 1Q13.

ASUR 2Q13, PAGE 12 OF 24

While the BBVA Bancomer and Merrill Lynch facility is outstanding, ASUR and its subsidiaries are not permitted to make any fundamental change to its corporate structure, or create any liens upon any of its property or sell any assets that exceed more than 10% of ASUR’s consolidated total assets.

Additionally, the credit facility requires that ASUR and its subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or less than 3.00:1.00 as of the last day of each fiscal quarter. If ASUR fails to comply with these covenants, this facility restricts its ability to pay dividends to its shareholders. Additionally, failure to comply with these covenants would result in all amounts owed under the facility to become due and payable immediately. As of the date of this report, ASUR was in compliance with those covenants.

ASUR’s subsidiary Cancún Airport and its joint venture partner Highstar Capital IV and its affiliated funds pledged their share ownership in Aerostar as collateral for US$350 million in senior secured notes issued by, and a $60 million credit facility obtained by, Aerostar that has not been drawn down yet.

Capital Expenditures

During 2Q13, ASUR made investments of Ps.102.29 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. During 6M13 capital expenditures totaled Ps.193.27 million.

IFRS Adoption

In compliance with regulations established by the Mexican National Banking and Securities Commission (CNBV), as of January 1, 2012 the Company has adopted International Financial Reporting Standards (IFRS) as the accounting standards to prepare its financial statements.

Furthermore, and in compliance with INIF 19 “Changes derived from the adoption of IFRS,” the most significant accumulated changes in net shareholders’ equity as of January 1, 2011 are included in the table below:

ASUR 2Q13, PAGE 13 OF 24

Table XII: Effects on the Initial Shareholders’ Equity Resulting from the Adoption of IFRS as of January 1, 2011
(in thousands of Mexican Pesos)
Item	Description	Capital Stock	Retained Earnings	Legal Reserve	Total Shareholders’ Equity
Labor liabilities	Elimination of severance liabilities according to NIF D-3 and creation of a liability under IAS 19 Net		7,835		7,835
Deferred employee profit sharing	Reversal of deferred employee profit sharing as it is outside the reach of IAS 12		(2,905)		(2,905)
Creation of a reserve for vacation	Recognition of accrued vacation rights not used by year-end.		(18,339)		(18,339)
Deferred Assets (income tax and flat tax)	Impact on deferred IETU derived from the recognition of provisions for vacations and employee benefits		3,534		3,534
Capital Stock	Elimination of inflation accounting.	(5,031,928)			(5,031,928)
Legal Reserve	Elimination of inflation accounting			(23,025)	(23,025)
Capital Stock and Legal Reserve	Reclassification of inflation accounting of capital stock and legal reserve to retained earnings		5,054,953		5,054,953
TOTAL		(5,031,928)	5,045,078	(23,025)	(9,875)

Table XIII: Principal Effects of IFRS on Shareholders’ Equity
(In thousands of Mexican Pesos)	December 31, 2012	June 30, 2013
Shareholders’ Equity Under Mexican Financial Reporting Standards	$16,486,523	$16,457,505
IFRS Adjustments:
Deferred Employee Profit Sharing (Note d)	(4,192)	(3,198)
Severance Liability and actuarial gains and losses (Note f)	10,003	11,354
Reserve for Vacations (Note e)	(23,744)	(26,071)
Deferred IETU (Note c)	2,405	2,576
Total IFRS Adjustments	(15,528)	(15,539)
Shareholders’ Equity Under IFRS	$16,470,995	$16,442,166
--
See page 23 for notes on IFRS transition effects.

ASUR 2Q13, PAGE 14 OF 24

 Table XIV: Principal Effects of IFRS on the Income Statement
(In thousands of Mexican Pesos)	2Q12	2Q13	6M12	6M13
Net Income Under Mexican Financial Reporting Standards	463,565	653,458	1,003,752	1,140,923
Elimination of severance liabilities according with NIF D-3 and creation of a liability under IAS 19 – Net (Note d)	597	(234)	783	1,350
Elimination of PTU difference	0	2,125	0	995
Recognition of accrued rights not used (Note e)	(528)	(1,073)	(802)	(2,327)
Effect on deferred IETU resulting from the recognition of a reserve for vacation and employee benefits (Note c)	(404)	229	(2,532)	171
Net Income Under IFRS	463,230	654,505	1,001,201	1,141,112
Translation effect on foreign currency transactions	0	77,073	0	30,057
Actuarial Gains and Losses	179	0	179	0
Comprehensive Net Income Under IFRS	463,409	731,578	1,001,380	1,171,169
--
See page 23 for notes on IFRS transition effects.

2Q13 Earnings Conference Call

Day:	Tuesday, July 23, 2013

Time:	10:00 AM US ET; 9:00 AM Mexico City time

Dial-in number:	1-800-930-1344 (US & Canada) and 1-913-312-0726 (International & Mexico)

Access Code:	8807610 Please dial in 10 minutes before the scheduled start time.

Replay:	Tuesday, July 23, 2013 at 1:00 PM US ET, ending at midnight US ET on Tuesday, July 30, 2013. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico. Access Code: 8807610.

Analyst Coverage
In accordance with Mexican Stock Exchange Internal Rules article 4.033.01 ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa, Vector.

ASUR 2Q13, PAGE 15 OF 24

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 2Q13, PAGE 16 OF 24

ASUR 2Q13, PAGE 17 OF 24

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to June 30, 2013 and 2012

Thousands of Mexican pesos

Item	6M 2012	6M 2013	% Change	2Q 2012	2Q 2013	% Change
Revenues						
Aeronautical Services	1,460,960	1,569,317	7.42	701,374	754,894	7.63
Non-Aeronautical Services	841,819	912,528	8.40	405,948	442,870	9.10
Construction Services	258,710	176,080	(31.94)	168,189	85,653	(49.07)
Total Revenues	**2,561,489**	**2,657,925**	**3.76**	**1,275,511**	**1,283,417**	**0.62**
Operating Expenses						
Cost of Services	457,624	466,046	1.84	231,068	249,097	7.80
Cost of Construction	258,710	176,080	(31.94)	168,189	85,653	(49.07)
General and Administrative Expenses	88,614	88,963	0.39	46,117	46,502	0.83
Technical Assistance	82,565	90,635	9.77	38,947	42,313	8.64
Concession Fee	105,494	114,131	8.19	51,169	55,099	7.68
Depreciation and Amortization	198,571	206,505	4.00	99,606	103,360	3.77
Total Operating Expenses	**1,191,578**	**1,142,360**	**(4.13)**	**635,096**	**582,024**	**(8.36)**
Operating Income	**1,369,911**	**1,515,565**	**10.63**	**640,415**	**701,393**	**9.52**
Comprehensive Financing Cost	17,996	(18,880)	(204.91)	33,124	(65,071)	(296.45)
Participation in the Results of Associates		(95,252)	-		26,802	-
Non-Ordinary Item						
Non-Ordinary Item	-	-	-	-	-	-
Income Before Income Taxes	**1,387,907**	**1,401,433**	**0.97**	**673,539**	**663,124**	**(1.55)**
Provision for IETU	6,924	6,264	(9.53)	2,673	(728)	(127.24)
Provision for Income Tax	410,513	420,672	2.47	209,047	157,445	(24.68)
Provision for Asset Tax	5,731	5,731	-	2,865	2,865	-
Deferred Income Taxes	(46,396)	(184,276)	297.18	(4,461)	(156,975)	3,418.83
Deferred IETU	9,934	11,930	20.08	185	6,012	3,149.19
Net Income for the Year	**1,001,201**	**1,141,112**	**13.97**	**463,230**	**654,505**	**41.29**
Earnings per share	**3.34**	**3.80**	**13.97**	**1.5441**	**2.1817**	**41.29**
Earnings per American Depositary Share (in U.S. Dollars)	**2.56**	**2.92**	**13.97**	**1.1852**	**1.6746**	**41.29**
Exchange rate per US dollar Ps. 13.0279

ASUR 2Q13, PAGE 18 OF 24

ASUR 2Q13, PAGE 19 OF 24

ASUR 2Q13, PAGE 20 OF 24

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to June 30, 2013 and 2012

Thousands of Mexican pesos

Item	6M 2012			6M 2013			2Q 2012			2Q 2013		
	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS
Revenues												
Aeronautical Services	1,460,960		1,460,960	1,569,317		1,569,317	701,374		701,374	754,894	-	754,894
Non-Aeronautical Services	841,819		841,819	912,528		912,528	405,948		405,948	442,870	-	442,870
Construction Services	258,710		258,710	176,080		176,080	168,189		168,189	85,653	-	85,653
Total Revenues	**2,561,489**	**-**	**2,561,489**	**2,657,925**	**-**	**2,657,925**	**1,275,511**	**-**	**1,275,511**	**1,283,417**	**-**	**1,283,417**
Operating Expenses												
Cost of Services	457,559	65	457,624	466,050	(4)	466,046	231,106	(38)	231,068	249,909	(812)	249,097
Cost of Construction	258,710		258,710	176,080		176,080	168,189		168,189	85,653		85,653
General and Administrative Expenses	475,244		475,244	500,233		500,233	235,839		235,839	247,273		247,273
Total Operating Expenses	**1,191,513**	**65**	**1,191,578**	**1,142,363**	**(4)**	**1,142,359**	**635,134**	**(38)**	**635,096**	**582,835**	**(812)**	**582,023**
Operating Income	**1,369,976**	**(65)**	**1,369,911**	**1,515,562**	**4**	**1,515,566**	**640,377**	**38**	**640,415**	**700,582**	812	**701,394**
Comprehensive Financing Cost												
Interest Receivable	41,424		41,424	64,292		64,292	27,704		27,704	32,994	-	32,994
Interest Payable	(20,144)		(20,144)	(38,931)		(38,931)	(9,107)		(9,107)	(22,423)	-	(22,423)
Exchange (Losses) Gains, net	(3,885)		(3,885)	(44,242)		(44,242)	14,332		14,332	(75,643)	-	(75,643)
Loss (Gains) on Valuation of Derivative						-	0		-	0	-	-
Financial Instruments	601		601	-		-	195		195	0	-	-
Participation in the Results of Associates				(95,252)		(95,252)				26,802		26,802
Non-Ordinary Item												
Non-Ordinary Item	46	(46)	-	14	(14)	-	61	(61)	-	6	(6)	-
Income Before Income Taxes	**1,387,926**	**(19)**	**1,387,907**	**1,401,415**	**18**	**1,401,433**	**673,440**	**99**	**673,539**	**662,306**	**818**	**663,124**
Provision for IETU	6,924		6,924	6,264		6,264	2,673		2,673	(728)	-	(728)
Provision for Income Tax	410,513		410,513	420,672		420,672	209,047		209,047	157,445	-	157,445
Provision for Asset Tax	5,731		5,731	5,731		5,731	2,865		2,865	2,865	-	2,865
Deferred Income Taxes	(46,396)		(46,396)	(184,276)		(184,276)	(4,461)		(4,461)	(156,975)	-	(156,975)
Deferred IETU	7,402	2,532	9,934	12,101	(171)	11,930	(217)	402	185	6,241	(229)	6,012
Net Income for the Year	**1,003,752**	**(2,551)**	**1,001,201**	**1,140,923**	**189**	**1,141,112**	**463,533**	**(303)**	**463,230**	**653,458**	**1,047**	**654,505**
Earnings per Share	**3.35**	**(0.01)**	**3.34**	**3.80**	**0.00**	**3.80**	**1.55**	**(0.00)**	**1.54**	**2.18**	**0.00**	**2.18**
Earnings per American Depositary Share (in U.S. Dollars)	**2.57**	**(0.01)**	**2.56**	**2.92**	**0.00**	**2.92**	**1.19**	**(0.00)**	**1.19**	**1.67**	**0.00**	**1.67**

Exchange rate per U.S. dollar Ps. 13.0279

ASUR 2Q13, PAGE 21 OF 24

ASUR 2Q13, PAGE 22 OF 24

REVIEW OF THE IMPACT OF TRANSITIONING TO IFRS

Below is a description of significant changes on IFRS implementation:

a)	Inflation
The Company determined the inflationary effects relating to the capital stock and legal reserve accounts should be eliminated in accordance with International Accounting Standards “IAS” 21 and 29, which were in effect on the date IFRS was adopted.

Based on IFRS 1, the Company has determined it does not have to eliminate the effects of inflation on concessions. This is due to the decision of the Company to apply the transition rules of IFRIC 12 as part of the initial adoption of IFRS 1, which allow for the exception from retrospective application in cases where the "impracticability" of reconstructing asset balances is too significant. Therefore, the Company has recorded the account balances previously registered under Mexican FRS, which contain the effects of inflation through December 31, 2007, as opening balances for the adoption of IFRIC 12.

b)	Property, plant and equipment
The Company used the value of property, plant and equipment listed on the balance sheet on the date it adopted IFRS as the cost of property, plant and equipment as of the transition date.

c)	Deferred taxes and deferred income tax or IETU tax
The Company has determined that it must recognize both forms of taxes (income tax or flat tax for each one of its subsidiaries) for the determination of deferred taxes based on its income projections.

d)	Employee profit sharing and labor liabilities
On the date IFRS was adopted the Company eliminated the liability relating to deferred profit sharing and severance as an adjustment to its opening balance sheet.

In addition, MFRS D-3 “Employee Benefits”, provided that all termination and severance benefits, including those paid in the case of involuntary termination, are recorded on an actuarial basis to estimate the corresponding liability.  Under IAS 19, an entity recognizes termination benefits as a liability whenever the entity is obligated to (a) terminate an employee’s contract prior to its expiry or (b) establish termination benefits as a result of a buy-out plan.  As a result, ASUR cancelled its provisions for employee termination on the IFRS transition date.  In accordance with IFRS 1, “First-time Adoption of IFRS”, ASUR recognized its actuarial gains and losses accumulated in net income at the transition date.  As a result, the balance sheet at the transition date reflects all liabilities related to employee benefits.  In accordance with IAS 19, ASUR will recognize future actuarial gains and losses from employee benefits in net income.

ASUR 2Q13, PAGE 23 OF 24

e)	Creation of a reserve for unused vacations
On the date IFRS was adopted, the Company recognized an accrual for the vacation rights not used by year-end, according to IAS 19 “Employee Benefits.

f)	Non ordinary items in the income statement
The line in the income statement named “Non ordinary items” has been reclassified as “Operating expenses” because IFRS does not recognize extraordinary items as a line in the income statement.

ASUR 2Q13, PAGE 24 OF 24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 22, 2013